SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Blade Air Mobility, Inc.

_____________________________________________________

(Name of Issuer)

Common Stock, par value $0.0001 per share

_____________________________________________________

(Title of Class of Securities)

092667104

_____________________________________________________

(CUSIP Number)

May 31, 2021

___________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 092667104

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER: 7,876,453

(6)	SHARED VOTING POWER: 0

(7)	SOLE DISPOSITIVE POWER: 7,876,453

(8)	SHARED DISPOSITIVE POWER: 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,876,453

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 11.4%

(12)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

Item 1.	(a) Name of Issuer

Blade Air Mobility, Inc.

(b)       Address of principal executive offices

499 East 34th Street

New York, NY 10016

Item 2.	(a) Name of Person Filing

This statement is filed by HG Vora Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”). The foregoing person hereinafter sometimes is referred to as the “Reporting Person.” Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)       Address of principal executive offices

The business office address of the Investment Manager is 330 Madison Avenue, 20th Floor, New York, NY 10017.

(c)       Citizenship

The Investment Manager is a Delaware limited liability company.

(d)       Title of Class of Securities

Common Stock, $0.0001 par value per share (the “Common Stock”).

(e)       CUSIP Number

092667104

Item 3.	Not applicable.

Item 4.	Ownership.

A.       HG Vora Capital Management, LLC

(a)       Amount beneficially owned:

As of May 31, 2021, may be deemed to beneficially own: 7,876,453 shares of Common Stock.

(b)       Percent of class:

11.4%.

(c)       Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote: 7,876,453

(ii)       Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 7,876,453

(iv)       Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2021

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name: Parag Vora
Title: Manager